UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **December 29, 2004**

TGT PIPELINE, LLC
(Exact name of registrant as specified in its charter)

DELAWARE	**333-108693-01**	**06-1687421**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3800 FREDERICA STREET, OWENSBORO, KENTUCKY	**42301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(270) 926-8686**

NOT APPLICABLE
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As described under Item 2.03 below, on December 29, 2004 the Registrant entered into the Loan Agreement (as defined below). The information regarding the Loan Agreement set forth in Item 2.03 is incorporated herein by reference.

Item 2.01   Completion of Acquisition or Disposition of Assets.

On December 29, 2004, the Registrant, a wholly-owned subsidiary of Loews Corporation, completed its previously announced acquisition (the "Acquisition") of all of the limited partnership interests of Gulf South Pipeline, L.P. ("Gulf South") and all of the limited liability company interests of GS Pipeline Company, LLC, the sole general partner of Gulf South, from Entergy-Koch, LP for a purchase price of $1,136,000,000 in cash, subject to adjustment (the "Purchase Price"). Entergy-Koch, LP is a venture of Entergy Corporation and Koch Energy, Inc., a subsidiary of Koch Industries, Inc.

The Registrant funded payment of the Purchase Price and related expenses of the transaction with cash contributed by its parent and the proceeds of a $575 million loan (the "Acquisition Loan") made by affiliates of Citigroup Global Markets Inc. ("CGMI") and Lehman Brothers Inc. ("LBI").

Gulf South Pipeline owns and operates an 8,000-mile interstate natural gas pipeline, gathering and storage system located in the U.S. Gulf Coast. Gulf South is headquartered in Houston with field offices located in Texas, Louisiana, Mississippi, Alabama and Florida. The Gulf South pipeline system is comprised of approximately 6,800 miles of interstate transmission pipeline, 1,200 miles of gathering pipeline and 68.5 billion cubic feet of working gas storage capacity.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As discussed above under Item 2.01, on December 29, 2004, the Registrant borrowed the Acquisition Loan pursuant to the terms of a 364-Day Term Loan Agreement, dated as of December 29, 2004 (the "Loan Agreement"), among the Registrant, as borrower, the several banks and other financial institutions or entities from time to time party to the Loan Agreement, as lenders, Citicorp North America, Inc., as administrative agent for the Lenders, Lehman Commercial Paper Inc., as syndication agent, and CGMI and LBI as joint lead arrangers and joint book managers. The Acquisition Loan bears interest at a floating rate equal to LIBOR plus an Applicable Margin and matures on December 28, 2005, subject to acceleration by the Lenders upon the occurrence of certain customary Events of Default, all as provided in the Loan Agreement.

Item 9.01   Financial Statements and Exhibits

(a) Financial Statements of Business Acquired. The Registrant will file the financial statements required by this Item by amendment to this Current Report not later than April 11, 2005.

(b) Pro Forma Financial Information. The Registrant will file the pro forma financial information required by this Item by amendment to this Current Report not later than April 11, 2005.

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(c)    Exhibits:

       Exhibit No.        Description

       10.1               Purchase and Sale Agreement dated as of November
                          20, 2004 between Entergy-Koch, LP and TGT
                          Pipeline, LLC
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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf
by the undersigned hereunto duly authorized.

                                        TGT PIPELINE, LLC
                                        (Registrant)

Date: December 30, 2004

                                        By: /s/ Jamie L. Buskill
                                           Jamie L. Buskill
                                          Vice President and
                                            Chief Financial Officer